1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2001
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                       Form 20-F X            Form 40-F
                                ---                    ---


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes               No X
                               ---             ---


          (If "Yes" is marked, indicate below the file number assigned to the
          registrant in connection with Rule 12g3-2(b): 82-               .
                                                           ---------------

                             [GENESYS LOGO OMITTED]

FOR IMMEDIATE RELEASE
TUESDAY, OCTOBER 23, 2001

                 Genesys Conferencing Completes Capital Increase

          New Shares Issued on Euronext Paris Raise 22.3 Million Euros


Montpellier, France--October 23, 2001--Genesys Conferencing (Euronext Paris:
3955 and Nasdaq: GNSY), the world's leading conferencing specialist, today announced it has completed its previously announced 1,520,380-share issue on the Euronext Paris Stock Exchange, raising 22.3 million euros. According to the company, the transaction was fully subscribed, demonstrating strong support for Genesys Conferencing from institutional and individual investors.

The share subscription was terminated at close of business on October 22, 2001. The new shares will be listed on the Nouveau Marche of Euronext Paris on October 25, 2001, with ownership rights retroactive to January 1, 2001.

Genesys Conferencing noted that this capital increase strengthens the company's financial structure and gives it the flexibility to:

     o maintain the capacity of its technical platforms to meet volume increases and preserve planned safety margins, and

     o support the accelerating deployment of its services to meet the increased demand for value-added services from multinational companies.

With its geographical reach that covers 18 countries, its recognized technological leadership and its solid financial structure, Genesys Conferencing is well positioned to be the leader in the high-growth conferencing market. The company reinforced its technological leadership today with the launch of Genesys Meeting Center, the industry's first fully integrated audio and web conferencing platform.


About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).


CONTACTS Genesys CONFERENCING:

Pierre SCHWICH                Marine POUVREAU                      Florence CATEL
Executive Vice President,
Audit, Financial Planning
and Investor Relations        Shareholder and Investor Relations   Corporate Press Relations
Tel: +33 4 99 13 27 55        Tel: + 33 4 99 13 25 17              Tel: + 33 4 99 13 27 49
pierre.schwich@genesys.com    marine.pouvreau@genesys.com          florence.catel@genesys.com
--------------------------

     Genesys Conferencing's ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market
      Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP

                                 www.genesys.com
                                 ---------------

This material is not an offer for sale of Genesys' shares in the United States. Genesys' shares may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Genesys S.A. does not intend to register any portion of the offering in the United States or to conduct a public offering of shares in the United States.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 24, 2001

                           GENESYS SA


                           By: /s/ Pierre Schwich
                              --------------------------------------------------
                                Name:  Pierre Schwich
                                Title: Executive Vice President, Audit,
                                       Financial Planning and Investor Relations